UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549




07087926

FORM 11-K


SEC MAIL PROCESSING
RECEIVED
DEC 26 2007
WASH. DC
SECTION
182

(Mark One)

[X] ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended June 30, 2007

OR

[ ] TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from ______ to ______

Commission File Number 0-3279

A. Full title of the Plan and the address of the Plan, if different from that of the issuer named below:

Kimball International, Inc. Retirement Plan

B. Name of issuer of the securities held pursuant to the Plan and the address of its principal executive office:

Kimball International, Inc.
1600 Royal Street
Jasper, Indiana 47549

Kimball International, Inc.
Retirement Plan

Financial Statements as of June 30, 2007 and
2006 and for the Year Ended June 30, 2007, Supplemental
Schedule as of June 30, 2007, and Report of Independent
Registered Public Accounting Firm

KIMBALL INTERNATIONAL, INC. RETIREMENT PLAN

TABLE OF CONTENTS

NOTE: Schedules not filed herewith are omitted because of the absence of the conditions under which they are required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Participants and Retirement Advisory Committee of
Kimball International, Inc. Retirement Plan
Jasper, Indiana

We have audited the accompanying statements of net assets available for benefits of Kimball International, Inc. Retirement Plan (the "Plan") as of June 30, 2007 and 2006, and the related statement of changes in net assets available for benefits for the year ended June 30 2007. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of June 30, 2007 and 2006, and the changes in net assets available for benefits for the year ended June 30, 2007, in conformity with accounting principles generally accepted in the United States of America.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets (held at end of year) as of June 30, 2007, is presented for the purpose of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This schedule is the responsibility of the Plan's management. Such schedule has been subjected to the auditing procedures applied in our audit of the basic 2007 financial statements and, in our opinion, is fairly stated in all material respects when considered in relation to the basic financial statements taken as a whole.

Deloitte & Touche LLP

Indianapolis, Indiana
December 18, 2007

KIMBALL INTERNATIONAL, INC. RETIREMENT PLAN

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
JUNE 30, 2007 AND 2006

	2007	2006
ASSETS:		
Investments — at fair value:		
Mutual funds	$344,018,440	$300,539,307
Common/collective fund	23,638,652	25,398,752
Kimball stock fund	2,784,069	3,823,689
Participant loans	6,074,127	6,466,237
Total investments	376,515,288	336,227,985
Receivable from Kimball International, Inc.	5,447,607	5,634,929
NET ASSETS AVAILABLE FOR BENEFITS AT FAIR VALUE	381,962,895	341,862,914
ADJUSTMENT FROM FAIR VALUE TO CONTRACT VALUE FOR INTEREST IN COMMON COLLECTIVE TRUST RELATING TO FULLY BENEFIT-RESPONSIVE INVESTMENT CONTRACTS	229,676	339,425
NET ASSETS AVAILABLE FOR BENEFITS	$382,192,571	$342,202,339

See notes to financial statements.

KIMBALL INTERNATIONAL, INC. RETIREMENT PLAN

STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
YEAR ENDED JUNE 30, 2007

ADDITIONS:	
Contributions:	
Employer	$ 5,441,291
Participant	12,076,358
Other	997,637
Investment income:	
Benefits paid and dividends	15,324,554
Net appreciation in fair value of investments	37,804,511
Total additions	71,644,351
DEDUCTIONS:	
Benefits paid to participants or their beneficiaries	31,532,690
Administrative expenses	121,429
Total deductions	31,654,119
NET INCREASE IN NET ASSETS AVAILABLE FOR BENEFITS	39,990,232
NET ASSETS AVAILABLE FOR BENEFITS:	
Beginning of year	342,202,339
End of year	$382,192,571

See notes to financial statements.

1. DESCRIPTION OF THE PLAN

The following description of the Kimball International, Inc. Retirement Plan (the "Plan") is provided for general information purposes only. Participants should refer to the Plan agreement for a more complete description of the Plan's provisions. The Plan was established effective January 1, 1952.

General — The Plan is a defined contribution retirement plan covering all eligible employees of Kimball International, Inc. and its participating affiliates (the "Company"). Employees are generally eligible to participate immediately upon employment with the Company (prior to July 1, 2006, there was a 6-month employment requirement). The Plan is subject to the provisions of the Employee Retirement Income Securities Act of 1974 ("ERISA"), as amended.

The governing body for administration of the Plan is the Kimball International, Inc. Retirement Advisory Committee. The trustee for the Plan is The Vanguard Group, Inc. (the "Trustee").

Participant Accounts — Individual accounts are maintained for each Plan participant. Each participant's account is credited with his or her contributions and an allocation of Company discretionary contributions and investment income, and charged with withdrawals and an allocation of investment losses. Allocations of Plan earnings and losses are based on individual account balances relative to the total account balances as of the valuation dates. Allocations of the Company's discretionary contributions are based on the ratio of compensation paid to the participant to total compensation paid to all participants.

Contributions — Participants may elect to contribute up to 25% of their compensation subject to certain limitations. Employees are automatically enrolled in the Plan with a 3% payroll deduction unless the employee submits an electronic form to decline participation or change the contribution percentage. The Plan provides for the Company to contribute, at its discretion, an amount not to exceed the maximum amount allowable as a deduction to the Company for federal income tax as provided in Code Section 404(a). Discretionary contributions are authorized by the Company's Board of Directors. Participants may direct the investment of their contributions, and the Company's discretionary contributions, into various investment options offered by the Plan. Currently, the Plan offers 11 mutual funds, one common collective trust fund, and Company stock ("Kimball stock fund") as investment options for participants.

The Kimball stock fund is a unitized stock fund. The purpose of a unitized stock fund is to permit participants to initiate interfund transfers on any given day without the market risk of settlement delays. The assets of the fund consist primarily of Company common stock and cash necessary to meet daily liquidity requirements.

Each participant is entitled to exercise voting rights attributable to the shares of the Company allocated to their account. The Trustee notifies the participant prior to the time that such rights are to be exercised. For shares for which instructions have not been given by a participant, the Trustee will vote these shares by allocating the nondirected votes in proportion to the voting of shares for which participant direction was received.

Vesting — Participants are immediately vested in their contributions plus actual earnings or losses thereon. Employer contributions become fully vested upon a participant's attainment of age 65 or upon meeting early retirement age provisions as defined in the Plan, death while an employee, becoming disabled while an employee, a complete discontinuance of contributions under the Plan, or upon partial or full termination of the Plan. Otherwise, the participant's vested interest in employer contributions and allocated amounts of investment income or loss, if any, is based upon years of service as follows:

Full Years of Credited Service	Percentage Vested Interest
Fewer than 1	0 %
1 but fewer than 2	10
2 but fewer than 3	20
3 but fewer than 4	30
4 but fewer than 5	40
5 or more	100

Forfeitures — Any amount forfeited by participants is generally used to reduce employer discretionary contributions. Forfeited nonvested accounts totaled $243,714 and $232,686 as of June 30, 2007 and 2006, respectively. During the year ended June 30, 2007, employer contributions were reduced by $270,000 from forfeited nonvested accounts.

Benefits — Upon termination of employment or attainment of normal retirement age, a participant may elect to receive either (1) a lump sum amount equal to the value of the participant's vested interest in his or her account, or (2) annual installments paid over a specified period of time. Upon the death of a participant, his or her beneficiary receives the value of the vested interest in his or her account as a lump sum distribution. Withdrawals of a participant's account during the participant's employment are limited to financial requirements meeting the hardship provisions of the Plan, attainment of age 59 ½, or through borrowings under the loan provisions of the Plan.

Participant Loans — Participants may borrow from their accounts at a minimum of $1,000 up to a maximum of the lesser of $50,000 or 50% of their vested account balance (subject to the provisions of the Plan). Each participant must be an active employee and may have only one loan outstanding from the Plan at any time. Loans are to be repaid over a term not to exceed five years, or ten years for the purchase of a primary residence.

The loans are secured by the balance in the participant's account and bear a fixed interest rate, which is generally prime plus 2% as determined on the first business day of the quarter during which the loan is made. Interest rates ranged from 6% to 10.25% as of June 30, 2007. Principal and interest are paid ratably through payroll deductions.

2. SUMMARY OF ACCOUNTING POLICIES

Basis of Accounting — The financial statements of the Plan are prepared under the accrual method of accounting, in accordance with accounting principles generally accepted in the United States of America.

Use of Estimates — The preparation of the financial statements in conformity with accounting principles generally accepted in the United States of America requires Plan management to make estimates and assumptions that affect the reported amounts of assets and liabilities, and changes therein, and disclosure of contingent assets and liabilities. Actual results could differ from those estimates.

The Plan invests in various securities including shares of mutual funds, a common collective trust fund and corporate stock. Investment securities, in general, are exposed to various risks, such as interest rate, credit, and overall market volatility. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect the amounts reported in the financial statements.

Investment Valuation and Recognition — The Plan's investments in mutual funds and corporate stock are stated at fair value. Shares of mutual funds and corporate stock are valued at quoted market prices, which represent the net asset value of shares held by the Plan at year end. The common collective fund is valued, by the issuer, at fair market value of the underlying investments, and then adjusted by the issuer to contract value. Participant loans are valued at the outstanding loan balances.

Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date.

The Vanguard Retirement Savings Trust, a common collective fund, is a stable value fund that invests in investment contracts issued by banks and insurance companies, and in corporate bonds, mortgage-backed securities, and other fixed income securities. Participants may ordinarily direct the withdrawal or transfer of all or a portion of their investment contract value. Contract value represents contributions made to the fund, plus earnings, less participant withdrawals.

Management fees and operating expenses charged to the Plan for investments in the mutual funds are deducted from income earned on a daily basis and are not separately reflected. Consequently, management fees and operating expenses are reflected as a reduction of investment return for such investments.

Payment of Benefits — Benefit payments are recorded when paid.

Administrative Expenses — Expenses to administer the Plan are paid by the Company. Certain loan, hardship withdrawal determination and fund administration fees are paid from the individual participant accounts.

Adoption of New Accounting Guidance — The financial statements reflect the retroactive adoption of Financial Accounting Standards Board Staff Position, FSP AAG INV-1 and SOP 94-4-1, Reporting of Fully Benefit-Responsive Contracts Held by Certain Investment Companies Subject to the AICPA Investment Company Guide and Defined-Contribution Health and Welfare and Pension Plans (the "FSP"). As required by the FSP, the statements of net assets available for benefits present common collective trust funds with underlying investments in certain types of investment contracts at fair value as well as a line item showing an adjustment of fully benefit-responsive contracts from fair value to contract value. The statement of changes in net assets available for benefits is presented on a contract value basis and was not affected by the adoption of the FSP. The adoption of the FSP did not impact the amount of net assets available for benefits at June 30, 2006.

In September 2006, the Financial Accounting Standards Board issued SFAS No. 157, Fair Value Measurements ("FAS 157"), which defines fair value, establishes a framework for measuring fair value in generally accepted accounting principles, and expands disclosures about fair value measurements. FAS 157 is only applicable to existing accounting pronouncements that require or permit fair value measurements, but does not require any new fair value measurements. FAS 157 will be effective as of the beginning of the Company's fiscal year 2009 and must be applied prospectively. The Company is currently evaluating the impact of FAS 157 on the Plan's financial statements.

3. PLAN TERMINATION

Although it has not expressed any intention to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, participants would become 100% vested in their accounts.

4. INVESTMENTS

The Plan's investments that represented 5% or more of the Plan's net assets available for benefits, at fair value, as of June 30, 2007 and 2006, are as follows:

	2007	2006
Vanguard LifeStrategy Growth Fund	$ 41,245,404	$ 33,357,734
Vanguard 500 Index Fund	34,163,539	28,753,615
Vanguard Retirement Savings Trust	23,638,652	25,398,752
Vanguard Total Bond Market Index Fund	26,692,803	25,588,440
Vanguard LifeStrategy Moderate Growth Fund	131,345,834	118,342,139
Vanguard Windsor II Fund	26,089,766	21,767,533

During the year ended June 30, 2007, the Plan's investments (including gains and losses on investments bought and sold, as well as held during the year) appreciated/(depreciated) in value as follows:

Mutual funds	$38,692,038
Kimball stock fund	(887,527)
Net appreciation in fair value of investments	$37,804,511

5. PARTY-IN-INTEREST TRANSACTIONS

Certain Plan investments are mutual and common collective funds which are managed by The Vanguard Group, Inc., the trustee for the Plan, and therefore, these transactions qualify as party-in-interest transactions.

Additionally, the investment transactions involving the Company's common stock qualify as party-in-interest transactions. At June 30, 2007 and 2006, the Plan held approximately 199,000 and 194,000 shares, respectively, of common stock of Kimball International, Inc., the sponsoring employer, with a cost basis of $2,973,055 and $2,794,989, respectively. During the year ended June 30, 2007, the Plan recorded dividend income of $115,145.

6. TAX STATUS

The Internal Revenue Service has determined and informed the Company by letter dated August 7, 2007, that the Plan and related trust were designed in accordance with applicable regulations of the Internal Revenue Code (IRC). Although the Plan has been amended since receiving the determination letter, the Company and the Plan administrator believe that the Plan is currently designed and operated in compliance with the applicable requirements of the IRC, and the Plan and related trust continue to be tax-exempt. Therefore, no provision for income taxes has been included in the Plan's financial statements.

7. RECONCILIATION OF FINANCIAL STATEMENTS TO FORM 5500

The following is a reconciliation of the net assets available for benefits per the financial statements to the Form 5500:

	2007
Net assets available for benefits, per the financial statements	$382,192,571
Adjustment from contract value to fair value for interest in common collective trust relating to fully benefit-responsive investment contracts	(229,676)
Assets available for benefits, per the Form 5500	$381,962,895

The following is a reconciliation of the net increase in net assets available for benefits per the financial statements to the Form 5500:

	2007
Net increase in net assets available for benefits, per the financial statements	$39,990,232
Adjustment from contract value to fair value for interest in common collective trust relating to fully benefit-responsive investment contracts	(229,676)
Net income per Form 5500	$39,760,556

* * * * * *

SUPPLEMENTAL SCHEDULE

KIMBALL INTERNATIONAL, INC. RETIREMENT PLAN

FORM 5500, SCHEDULE H, PART IV, LINE 4i —
SCHEDULE OF ASSETS (HELD AT END OF YEAR)
EIN: 35-0514506
PN: 001
AS OF JUNE 30, 2007

	Identity of Issue, Borrower, or Similar Party	Current Value
	MUTUAL FUNDS:	
	American Funds Growth Fund	$ 17,877,009
	Artisan Small Cap Value Fund	17,385,624
*	Vanguard 500 Index Fund	34,163,539
*	Vanguard Explorer Fund	12,949,902
*	Vanguard International Growth Fund	16,439,468
*	Vanguard LifeStrategy Conservative Growth Fund	13,611,554
*	Vanguard LifeStrategy Growth Fund	41,245,404
*	Vanguard LifeStrategy Income Fund	6,217,537
*	Vanguard LifeStrategy Moderate Growth Fund	131,345,834
*	Vanguard Total Bond Market Index Fund	26,692,803
*	Vanguard Windsor II Fund	26,089,766
	Total mutual funds	344,018,440
	COMMON COLLECTIVE FUND —	
*	Vanguard Retirement Savings Trust	23,638,652
	CORPORATE STOCK —	
*	Kimball Stock Fund	2,784,069
	PARTICIPANT LOANS —	
*	Participant loans — interest rates ranging from 6% to 10.25% and mature at various dates in fiscal years through 2017	6,074,127
	TOTAL	$376,515,288

* Party-in-interest.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

KIMBALL INTERNATIONAL, INC. RETIREMENT PLAN

By: 

JOHN H. KAHLE
Member, Retirement Plan Advisory Committee

Date: December 21, 2007

Kimball International, Inc. Retirement Plan
Exhibit Index

Exhibit No.	Description
23.1	Consent of Deloitte & Touche LLP, Independent Registered Public Accounting Firm, Dated December 20, 2007

EXHIBIT 23.1

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We consent to the incorporation by reference in Registration Statement No. 333-56048 of Kimball International, Inc. on Form S-8 of our report dated December 18, 2007, of the Kimball International, Inc. Retirement Plan, appearing in this Annual Report on Form 11-K of the Kimball International, Inc. Retirement Plan for the year ended June 30, 2007.

Deloitte & Touche LLP

Indianapolis, Indiana
December 20, 2007

END